EXHIBIT 99(a)(7)


                               JOINT PRESS RELEASE

                                   CONTACT:
                                   For Ferrofluidics Corporation
                                   William B. Ford, Chief Financial Officer
                                   Phone: (603) 883-9800   Fax:   (603) 883-1213
                                   or
                                   For Ferrotec Corporation
                                   Wakaki Hiroo, Assistant General Manager
                                   President Office
                                   Phone 81-3-3845-1027  Fax 81-3-3845-1019
                                   or
                                   Richard R. Cesati II, President
                                   Ferrotec Acquisition Inc.
                                   Phone: (603) 626-0700 Fax (603) 626-0777


             FERROFLUIDICS ANNOUNCES MERGER AGREEMENT WITH FERROTEC

Nashua, New Hampshire and Tokyo, Japan...October 20, 1999...Ferrofluidics Corporation (NASDAQ:FERO-NEWS) and Ferrotec Corporation (JASDAQ 6890) today announced that they have entered into a definitive agreement pursuant to which Ferrotec Corporation will acquire Ferrofluidics Corporation for the cash consideration of $6.50 per share. The transaction will take the form of a cash tender offer by a wholly owned U.S. subsidiary of Ferrotec Corporation ("Ferrotec Acquisition, Inc.") for all of the outstanding shares of Ferrofluidics Corporation. If the tender offer is successful, Ferrotec will merge Ferrotec Acquisition, Inc. into Ferrofluidics and pay $6.50 per share for the remaining untendered shares, if any, subject to applicable appraisal rights. The tender offer is subject to customary conditions.

The Boards of Directors of Ferrofluidics and Ferrotec have both unanimously approved the transaction, and Ferrofluidics has received a fairness opinion from its financial advisor.

Paul F. Avery, Jr., Chairman of the Board of Ferrofluidics, commented as follows: "The combination of Ferrofluidics and Ferrotec will result in current holders of Ferrofluidics stock receiving full liquidity and a premium of more than 50% over recent market values for their stock. The merger is not expected to result in employment reductions at Ferrofluidics other than changes in executive management."

Akira Yamamura, President and CEO of Ferrotec commented as follows: "Since 1987, Ferrotec has grown significantly mainly in the Asian region and generated numerous technologically advanced products based on ferrofluid (magnetic fluid) technology. By acquiring Ferrofluidics and integrating the operations, Ferrotec, together with Ferrofluidics, will have a world-wide distribution and marketing network for a broader range of products, which is expected to be a significant benefit to our global customers."

Ferrotec, which was founded in 1980, had sales of more than 5.6 billion yen in the fiscal year which ended on March 31, 1999. Ferrotec manufactures and markets ferrofluids, components and products based on ferrofluid technology for the electronic industry, and thermoelectric modules. Two major products based on ferrofluid technology are computer seals utilized in hard disk drives and vacuum seals for the
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semiconductor  industry.  The  thermo-modules  are small  wafer like heat pumps, which change  temperature when charged with electricity.  As the  thermo-modules
are  easily   controlled  at  a  precise   temperature,   currently  their  main
applications   are   in   semiconductor   components,   while   multi-industrial
applications are yet to be introduced. Ferrotec is headquartered in Tokyo, Japan, and has various manufacturing facilities in Japan and the People's Republic of China.

Ferrofluidics Corporation is a manufacturer of Ferrofluidic(R) rotary seals, ferrofluids and ferrofluid-based products for a variety of applications. These products combine proprietary Ferrofluidic(R) technology with innovative engineering to commercialize applications primarily for original equipment manufacturers, enabling these customers' products to operate more effectively and efficiently. Ferrofluidics is an international company serving worldwide markets. The Company is headquartered in Nashua, New Hampshire, where it manufactures all its ferrofluids and Ferrofluidic(R) products. It has established sales and technical support facilities at its headquarters in the United States, as well as in Germany and the United Kingdom.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to stockholders upon commencement of the tender offer.

Statements made in this news release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future are forward looking statements that involve risk and uncertainties. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. In addition to the factors set forth above, other important factors that could cause actual results to differ materially include, but are not limited to, projected financial results and industry-wide market factors.

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